EXHIBIT 99.1

Himax Reiterates Third Quarter 2011 Guidance

Schedules Third Quarter 2011 Financial Results Conference Call

TAINAN, Taiwan, Oct. 19, 2011 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today reiterated its previously released third quarter 2011 guidance. The company also announced it will hold a conference call with investors and analysts on Wednesday, November 9, 2011 at 7:00 a.m. Taiwan time (Tuesday, November 8 at 6:00 p.m. U.S. Eastern Standard Time) to discuss the Company's third quarter 2011 financial results.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "Judging by the forecasts provided by our customers at present, we are confident that our overall fourth quarter 2011 financial performance will improve over that of the third quarter. We are particularly excited by the momentum of the smart phone segment, both in China and internationally. We will provide more details on our fourth quarter 2011 guidance during the next earnings call in November."

Third Quarter 2011 Earnings Conference Call

The news release announcing the third quarter 2011 financial results will be disseminated in New York on Tuesday, November 8, 2011 after the Nasdaq stock market closes.

The dial-in numbers for the live audio call are +1-201-689-8471 (international) or + 1-877-407-4018 (U.S. domestic). A live webcast of the conference call will be available on Himax's website at www.himax.com.tw.

A replay of the call will be available beginning two hours after the call through 1 p.m. Taiwan time on Wednesday, November 16, 2011 (midnight, November 15, U.S. Eastern Standard Time) at www.himax.com.tw and by telephone at +1-858-384-5517 (international) or +1-877-870-5176 (U.S. domestic). The conference ID number is 381641.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as tablet PCs, netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frames and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, touch controller ICs, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs, CMOS image sensors, infinitely color technology and 2D to 3D conversion solutions. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ningbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Cheonan-si, Chungcheongnam-do, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; the uncertainty of success in our Taiwan listing plan which is still under review by Taiwan regulatory authorities and subject to change due to, among other things, changes in either Taiwan or U.S. authorities' policies and Taiwan regulatory authorities' acceptance of the Company's Taiwan listing application and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2010 filed with the SEC on May 20, 2011, as may be amended.

CONTACT: Jessie Wang / Jessica Huang
         Investor Relations
         Himax Technologies, Inc.
         +886-2-2370-3999 Ext. 22618 / 22513
         jessie_wang@himax.com.tw
         jessica_huang@himax.com.tw

         In the U.S.
         Joseph Villalta
         The Ruth Group
         +1-646-536-7003
         jvillalta@theruthgroup.com